Ballard Power Systems Inc.

News Release

Ballard Receives NASDAQ Notice Regarding Non-Compliance With Minimum Bid Price Rule

For Immediate Release – October 5, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) today announced that it received a notice on October 5, 2012 from the NASDAQ Stock Market LLC. The notice stated that the Company was not in compliance with NASDAQ Marketplace Rule 5450(a)(1) because the bid price of the Company’s common stock closed below the required minimum $1.00 per share for the previous 30 consecutive business days. The NASDAQ notice has no immediate effect on the listing of the Company’s common stock.

In accordance with NASDAQ rules, Ballard has a period of 180 calendar days, until April 3, 2013, to regain compliance with the minimum bid price rule. If at any time before April 3, 2013, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ will notify the Company that it has regained compliance with the minimum bid price rule. The Company is currently reviewing options with respect to regaining such compliance.

If Ballard cannot demonstrate compliance with Rule 5450(a)(1) by April 3, 2013, NASDAQ will provide notice to Ballard that its securities may be delisted. At that time, Ballard may appeal NASDAQ’s decision to a Listing Qualifications Panel. Alternatively, Ballard may submit an application to transfer its securities to The NASDAQ Capital Market. Following submission of the application, Ballard may be eligible for an additional 180-day period to regain compliance with the minimum bid price requirement if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, for The NASDAQ Capital Market.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning Ballard’s continuing compliance with the minimum bid price rule. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com